Exhibit 99.1

Joint Press Release	Press
by Siemens and Mentor Graphics	November 14, 2016

Siemens to expand its digital industrial leadership with acquisition of Mentor Graphics

•	Siemens to acquire design automation and industrial software provider Mentor Graphics for $37.25 per share

•	Mentor Graphics is a pioneer and leader in design automation software ranging from Integrated Circuit (IC) and System-on-Chip (SoC) design to automotive electronics solutions

•	Siemens becomes unique digital industrial player to offer mechanical, thermal, electrical, electronic and embedded software design capabilities on a single integrated platform

Siemens is further building its Vision 2020 to shape Digital Industrial Enterprise by expanding its unique portfolio for industrial software. Siemens and Mentor Graphics (NASDAQ: MENT) (“Mentor”) today announced that they have entered into a merger agreement under which Siemens will acquire Mentor for $37.25 per share in cash, which represents an enterprise value of $4.5 billion. The offer price represents a 21% premium to Mentor’s closing price on November 11, 2016, the last trading day prior to the announcement. Mentor’s Board of Directors approved and declared advisable the merger agreement, and Mentor’s Board of Directors recommends the approval and adoption of the merger agreement by the holders of shares of Mentor common stock. Mentor shareholder Elliott Management has committed to support the transaction.

Siemens AG Wittelsbacherplatz 2 80333 Munich Germany	Mentor Graphics Corporation 8005 S.W. Boeckman Road Wilsonville Oregon 97070-7777 USA

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Joint Press Release

by Siemens and Mentor Graphics

This acquisition decisively extends Siemens’ leading Digital Enterprise Software portfolio with Mentor’s well established electronics IC and systems design, simulation and manufacturing solutions. These capabilities are essential for today’s smart connected products such as autonomous vehicles. The combination provides mechanical, thermal, electronic and embedded software tools which will allow Siemens’ customers to further accelerate their innovation, drive production efficiencies and optimize the operation of their products in the field. Now, for the first time, quality, efficiency, flexibility, safety and speed can be optimized across technical domains, throughout the entire lifecycle and for the entire extended enterprise.

“Siemens is acquiring Mentor as part of its Vision 2020 concept to be the Benchmark for the New Industrial Age. It’s a perfect portfolio fit to further expand our digital leadership and set the pace in the industry,” said Joe Kaeser, President and CEO of Siemens AG.

“With Mentor, we’re acquiring an established technology leader with a talented employee base that will allow us to supplement our world-class industrial software portfolio. It will complement our strong offering in mechanics and software with design, test and simulation of electrical and electronic systems,” said Klaus Helmrich, member of the Managing Board of Siemens.

Mentor is headquartered in Wilsonville, Oregon, U.S., and has employees in 32 countries worldwide. In its fiscal year ended January 31, 2016, Mentor had over 5,700 employees and generated revenue of approximately $1.2 billion with an adjusted operating margin of 20.2%. Siemens expects these attractive margins to continue in the future and contribute significantly to the Product Lifecycle Management (PLM) software business of Siemens Digital Factory (DF) Division, which Mentor will join. Mentor serves a large, diverse customer base of marquee systems companies and IC/semiconductors companies with over 14,000 global accounts across communications, computer, consumer electronics, semiconductor, networking, aerospace, multimedia, and transportation industries. Mentor is viewed

Siemens AG Wittelsbacherplatz 2 80333 Munich Germany	Mentor Graphics Corporation 8005 S.W. Boeckman Road Wilsonville Oregon 97070-7777 USA

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Joint Press Release

by Siemens and Mentor Graphics

as a global leader in strategic industry segments including IC design, test and manufacturing; electronic systems design and analysis; and emerging markets including automotive electronics.

“Combining Mentor’s technology leadership and deep customer relationships with Siemens’ global scale and resources will better enable us to serve the growing needs of our customers, and unlock additional significant opportunities for our employees,” said Walden C. Rhines, chairman and CEO of Mentor . “Siemens is an ideal partner with financial depth and stability, and their resources and additional investment will allow us to innovate even faster and accelerate our vision of creating top-to-bottom automated design solutions for electronic systems. We are excited to join the Siemens family, as it is clear they share the same values and focus on customer success, and are pleased that this transaction provides immediate and certain value to our stockholders.”

Siemens expects to achieve synergies through a combination of revenue growth and anticipated margin expansion, with a total EBIT impact of over €100 million within 4 years from closing the transaction. Additionally, the transaction is expected to be EPS accretive within three years from closing. Closing of the transaction is subject to customary closing conditions and is expected in Q2 of calendar 2017. Mentor will be part of the PLM software business of Siemens’ DF Division. DF is the industry leader in automation technology and a leading provider of PLM software.

“By adding Mentor’s electronic design automation solutions and talented experts to our team, we’re greatly enhancing our core competencies for product design that creates a very precise digital twin of any smart product and production line,” noted Helmrich.

This press release and further information is available at http://www.siemens.com/press/PR2016110082COEN

Siemens AG Wittelsbacherplatz 2 80333 Munich Germany	Mentor Graphics Corporation 8005 S.W. Boeckman Road Wilsonville Oregon 97070-7777 USA

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Joint Press Release

by Siemens and Mentor Graphics

Contact for journalists

For Siemens

Alexander Becker

Phone: +49 89 636-36558; E-mail: becker.alexander@siemens.com

Follow us on Twitter at: www.twitter.com/siemens_press

For Mentor

Joe Reinhart

Phone: +1 503 685 1250; E-mail: joe_reinhart@mentor.com

Siemens AG (Berlin and Munich) is a global technology powerhouse that has stood for engineering excellence, innovation, quality, reliability and internationality for more than 165 years. The company is active in more than 200 countries, focusing on the areas of electrification, automation and digitalization. One of the world’s largest producers of energy-efficient, resource-saving technologies, Siemens is a leading supplier of efficient power generation and power transmission solutions and a pioneer in infrastructure solutions as well as automation, drive and software solutions for industry. The company is also a leading provider of medical imaging equipment – such as computed tomography and magnetic resonance imaging systems – and a leader in laboratory diagnostics as well as clinical IT. In fiscal 2016, which ended on September 30, 2016, Siemens generated revenue of €79.6 billion and net income of €5.6 billion. At the end of September 2016, the company had around 351,000 employees worldwide. Further information is available on the Internet at www.siemens.com.

Mentor Graphics Corporation is a world leader in electronic hardware and software design solutions, providing products, consulting services and award-winning support for the world’s most successful electronic, semiconductor and systems companies. Established in 1981, the company reported revenues in the last fiscal year of approximately $1.18 billion. Corporate headquarters are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777. World Wide Web site: http://www.mentor.com.

(Mentor Graphics, Mentor, Calibre, Capital, PADS, MicReD and Veloce are registered trademarks and Tanner is a trademark of Mentor Graphics Corporation. All other company and/or product names are the trademarks and/or registered trademarks of their respective owners.)

Siemens AG Wittelsbacherplatz 2 80333 Munich Germany	Mentor Graphics Corporation 8005 S.W. Boeckman Road Wilsonville Oregon 97070-7777 USA

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Joint Press Release

by Siemens and Mentor Graphics

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expect,” “look forward to,” “anticipate” “intend,” “plan,” “believe,” “seek,” “estimate,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, of which many are beyond Siemens’ control. These are subject to a number of risks, uncertainties and factors, including, but not limited to those described in disclosures, in particular in the chapter Risks in the Annual Report. Should one or more of these risks or uncertainties materialize, or should underlying expectations not occur or assumptions prove incorrect, actual results, performance or achievements of Siemens may (negatively or positively) vary materially from those described explicitly or implicitly in the relevant forward-looking statement. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

IMPORTANT INFORMATION ABOUT THE MENTOR TRANSACTION

Mentor will file with the Securities and Exchange Commission (“SEC”) a Current Report on Form 8-K, which will contain, among other things, a copy of the merger agreement. In connection with the proposed merger, Mentor will prepare a proxy statement to be filed with the SEC that will provide additional important information concerning the proposed merger. When completed, a definitive proxy statement will be mailed to the stockholders of Mentor. Mentor and its respective directors, officers and employees and Siemens and its managing board, officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Mentor stockholders in connection with the proposed merger. Mentor stockholders may obtain more detailed information regarding such persons by reading the proxy statement and other relevant materials filed with the SEC and, with respect to Siemens, certain relevant materials prepared in accordance with the German Commercial Code. MENTOR STOCKHOLDERS ARE STRONGLY ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING MENTOR’S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Mentor’s stockholders will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov. Mentor’s stockholders will also be able to obtain, without charge, a copy of the proxy statement and other documents relating to the proposed merger (when available) at www.mentor.com.

Siemens AG Wittelsbacherplatz 2 80333 Munich Germany	Mentor Graphics Corporation 8005 S.W. Boeckman Road Wilsonville Oregon 97070-7777 USA

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